Filed Pursuant to Rule 424(b)(5)

Registration No. 333-139432

PROSPECTUS SUPPLEMENT

(To Prospectus dated January 4, 2007)

1,090,000 Shares

MFRI, INC.

Common Stock

This prospectus supplement relates to the offer and sale of up to 1,090,000 shares (“Shares”) of common stock of MFRI, Inc., a Delaware corporation (the “Company”), par value $0.01 per share (“Common Stock”) by the Company directly to certain purchasers (the “Direct Purchasers”) in privately negotiated transactions at a price of $18.50 per share. No commissions will be paid with respect to sales to Direct Purchasers. Lane Capital Markets, LLC will act as the Company’s Placement Agent with respect to certain purchasers (the “Lane Purchasers”) who will purchase Shares at the same price as the Direct Purchasers, for which the Placement Agent will receive a commission. Collectively, the Direct Purchasers and the Lane Purchasers are, referred to herein as the Purchasers. See “Plan of Distribution” in this prospectus supplement.

	Per Share	Total
Price to Public*	$18.50	$20,165,000
Placement Agent’s Fee**	$0.555	$201,465
Proceeds to Company***	$17.945	$19,963,535

*Assumes sale of all of the Shares offered hereby. There is no minimum number of Shares to be sold hereunder. There can be no assurance that all of the Shares offered will be sold.
**Applies only with respect to Shares sold to the Lane Purchasers. Assumes Placement Agent sells 363,000 Shares.
***Prior to deduction of expenses payable by the Company estimated to be $100,000. The Per Share amount applies only with respect to Shares sold to Lane Purchasers. Per Share Proceeds to Company with respect to Shares sold to the Direct Purchasers are $18.50.

The Common Stock is listed on the NASDAQ Global Market under the symbol “MFRI”. The closing price of the Common Stock on February 1, 2007 was $19.46 per share.

Investing in our securities involves risk. Before buying our securities, you should read and consider the risk factors included in our periodic reports and in other information that we file with the Securities and Exchange Commission. See “Special Note Regarding Forward-Looking Statements.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

February 5, 2007

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No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained or incorporated by reference in this prospectus in connection with the offering covered by this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Shares, in any jurisdiction where, or to any person to whom, it is unlawful to make any such offer or solicitation. Neither the delivery of this prospectus nor any offer or sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this prospectus or in our affairs since the date hereof.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information contained in or incorporated by reference into this prospectus and any accompanying prospectus supplement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). We intend the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in that section. These forward-looking statements relate to, without limitation, our anticipated future economic performance, our plans and objectives for future operations and projections of revenue and other financial items, which can be identified by the use of forward-looking words such as “may,” “will,” “should,” “expect,” “anticipate,” “estimate” or “continue” or the negative thereof or other variations thereon or comparable terms. The cautionary statements under the caption “Risk Factors” contained in our Annual Report on Form 10-K for the year ended January 31, 2006, which is incorporated herein by reference, and other similar statements contained in this prospectus or any accompanying prospectus supplement identify important factors with respect to forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance therewith, we are required to file reports, proxy statements and other information with the Securities and Exchange Commission (the “Commission”). You may read and copy these reports, proxy statements and other information at the Public Reference Room of the Commission, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the reports, proxy and information statements and other information regarding issuers that file electronically with the Commission by accessing the Commission's World Wide Web site at http://www.sec.gov. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

In addition to the specific documents listed in the prospectus as incorporated by reference therein, the following document has been filed by us with the Commission and is incorporated into this prospectus supplement by reference:

a.	Current Report on Form 8-K filed on December 20, 2006.

Unless otherwise indicated, when used herein, the terms “we, “us,” and “our” refer to MFRI, Inc., a Delaware corporation, and its subsidiaries.

THE COMPANY

MFRI, Inc., (“MFRI”), the (“Company” or the “Registrant”) is engaged in the manufacture and sale of products in three distinct business segments: filtration products, piping systems and industrial process cooling equipment. As used herein, unless the context otherwise requires, the term “Company” includes MFRI and its subsidiaries, Midwesco Filter Resources, Inc., Perma-Pipe, Inc., Thermal Care Inc., and their respective predecessors and subsidiaries.

The Filtration Products business segment manufactures and sells a wide variety of filter elements for air filtration and particulate collection systems. Air filtration systems are used in many industries in the United States and abroad to limit particulate emissions to comply with environmental regulations. The Filtration Products business segment markets air filtration-related products and accessories, and provides maintenance services, consisting primarily of dust collector inspection, filter cleaning and filter replacement.

The Piping Systems business segment engineers, designs, manufactures and sells specialty piping systems and leak detection and location systems. This segment’s specialty piping systems include (i) insulated and jacketed district heating and cooking piping systems for efficient energy distribution to multiple locations from central energy plants, (ii) oil and gas gathering flow lines and long lines for oil and mineral transportation; and (iii) industrial and secondary containment piping systems for transporting chemicals, waste streams and petroleum liquids. The Piping Systems business segment’s leak detection and location systems are sold as part of many of its piping systems products and on a stand-alone basis, to monitor areas where fluid intrusion may contaminate the environment, endanger personal safety, cause a fire hazard, impair essential services or damage equipment or property.

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The Industrial Process Cooling Equipment business segment engineers, designs, manufactures and sells industrial process cooling equipment, including liquid chillers, mold temperature controllers, cooling towers, plan circulating systems, and related accessories for use in industrial process applications.

Our executive offices are located at 7720 Lehigh Avenue, Niles, Illinois, and our telephone number is (847) 966-1000.

USE OF PROCEEDS

Assuming all Shares offered by this prospectus supplement are sold, we expect to receive net proceeds of approximately $19,863,535 from the sale of the Shares offered by this prospectus supplement, which will be used for general corporate purposes. General corporate purposes may include the repayment of debt, business expansion and working capital.

DESCRIPTION OF COMMON STOCK

The authorized capital of the Company currently consists of 50,000,000 shares of Common Stock. All the issued and outstanding shares of Common Stock are, and the Shares to be offered hereby will be, when paid for as provided in the purchase agreements to be entered into with the Purchasers, validly issued, fully paid and nonassessable.

The holders of the shares of Common Stock are entitled to receive such dividends as may lawfully be declared by the Board of Directors out of funds legally available therefore and to share pro rata in any other distribution to the holders of shares of Common Stock.

The holders of the shares of Common Stock are entitled to one vote for each share held of record on all matters voted on by stockholders of the Company. Such holders cannot cumulate votes in the election of directors. The holders of the shares of Common Stock have no preemptive rights. There are no conversion rights or redemption or sinking fund provisions with respect to such shares.

The holders of the shares of Common Stock will be entitled to share ratably in the assets of the Company remaining after payment of liabilities in the event of any liquidation, dissolution or winding up of the affairs of the Company.

The Company has entered into a Rights Agreement dated as of September 15, 1999 with Harris Trust and Savings Bank, as rights agent (the “Rights Agreement”). Pursuant to the Rights Agreement, each share of Common Stock issued, or to be issued, after the date of the Rights Agreement (including the Shares) has, or will have, one right (a “Right”) to purchase one share of Common Stock for $25.00 (the “Purchase Price”) issued with such share. The Rights become exercisable when, among other events, a person, together with affiliates and associates (or a group of persons acting together) becomes the beneficial owner of 15% or more of the then-outstanding shares of Common Stock (an “Acquiring Person”). Upon the occurrence of such an event, the Rights relating to shares of Common Stock owned by the Acquiring Person become void, while the rights owned by all other persons become exercisable for that number of shares equal to the figure obtained by multiplying (x) the product of the then current Purchase Price divided by 50% of the current market price per share by (y) the then number of shares of Common Stock for which a Right was exercisable immediately prior to a person becoming an Acquiring Person. The termination date of the Rights Agreement is September 15, 2009.

The Transfer Agent for the Common Stock is Continental Stock Transfer & Trust Company.

PLAN OF DISTRIBUTION

We are selling the Shares offered pursuant to this prospectus supplement directly to the Purchasers in privately negotiated transactions. There is no minimum number of Shares to be sold hereunder.

Subject to the terms of a purchase agreement to be entered into with each Purchaser, each Purchaser is expected to agree to purchase, and we intend to sell to each Purchaser, Shares at a price of $18.50 per share. We have determined the per share price through negotiations with the Purchasers.

We expect to deliver the Shares purchased through the book entry facilities of The Depository Trust Company or by delivery of stock certificates by our transfer agent, Continental Stock Transfer & Trust Company, against payment of the aggregate purchase price for the Shares purchased on or about February 5, 2007; provided, however, that we and certain of the Purchasers may agree to close the offering with respect to the Shares being offered to such Purchaser on a later date as mutually agreed upon by us and such Purchaser in accordance with their purchase agreement.

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Lane Capital Markets, LLC is acting as our placement agent (“Placement Agent”) with respect to up to 363,000 Shares. We will pay the Placement Agent a commission equal to 3% of the gross proceeds of the sales of Shares to the Lane Purchasers. The Company has agreed to indemnify the Placement Agent for losses based on certain material misstatements and omissions in this prospectus supplement and the accompanying base prospectus and related registration statement. The Placement Agent is not purchasing or selling any Shares by this prospectus supplement and the accompanying prospectus, nor is it required to arrange the purchase or sale of any specific number of shares, but has agreed to use reasonable best efforts to arrange for the sale of Shares to the Lane Purchasers.

We estimate the total expenses of this offering that are payable by the Company, exclusive of the Placement Agent’s fee, to be approximately $100,000.

LEGAL MATTERS

The legality of the Shares offered by the Company has been passed upon for us by the law firm of DLA Piper US LLP, Chicago, Illinois. DLA Piper US LLP attorneys who are participating in the representation of the Company in this offering own an aggregate of 3,100 shares of Common Stock.

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1,090,000 Shares
MFRI, INC.
Common Stock

PROSPECTUS

February 5, 2007

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